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                             September 8, 2022

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed August 31,
2022
                                                            File No. 333-259767

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form F-1 filed August 31, 2022

       Agreements with Named Executive Officers, page 121

   1. We note your disclosure on page 121 that you have entered into employment agreements with your executive
officers. We also note your deletion of certain disclosure relating to the employment
agreements with your CEO and CFO. Please revise to include a summary of the material
terms of the employment agreements between the company and
                                                        both Erqui Wang and
Ziqiang Wang and please file the actual agreements rather than the form of agreements.
Refer to Item 601(b)(10) of Regulation S-K.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany 8,
September  NameJin
              2022 Medical International Ltd.
September
Page 2     8, 2022 Page 2
FirstName LastName
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Ying Li, Esq.